Exhibit 99.2

Fourth Quarter and Full year 2020 Earnings Presentation March 17, 2021

Disclaimer 2 This presentation contains forward - looking statements that can be identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. By their nature, forward - looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside of our control. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward - looking statements and there can be no assurance that such forward - looking statements will prove to be correct. Accordingly, you should not place undue reliance on forward - looking statements. The forward - looking statements included herein speak only as at the date of this presentation and we do not undertake any obligation to update these forward - looking statements. Past performance does not guarantee or predict future performance. Moreover, neither we nor our affiliates, officers, employees and agents undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward - looking statements to reflect events that occur or circumstances that arise in relation to the content of the presentation. Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U.S. Securities and Exchange Commission (the “SEC”) from time to time, including in the section titled “Risk Factors” in our most recent form F - 1 and 424(b) prospectus. These documents are available on the SEC Filings section of the investor relations section of our website at: https://ir.vincipartners.com/financials/sec - filings. We have prepared this presentation solely for informational purposes. The information in this presentation does not constitute or form part of, and should not be construed as, an offer or invitation to subscribe for, underwrite or otherwise acquire, any of our securities or securities of our subsidiaries or affiliates, not should it or any part of it form the basis of, or be relied on, in connection with any contract to purchase or subscribe for any of our securities or securities of any of our subsidiaries or affiliates, nor shall it or any part of it form the basis of, or be relied on, in connection w ith any contract or commitment whatsoever. This presentation also includes certain non - GAAP financial information. We believe that such information is meaningful and useful in understanding the activities and business metrics of our operations. We also believe that these non - GAAP financial measures reflect an additional way of viewing aspects of our business that, when viewed with our International Financial Reporting Standards (“IFRS”) results, as issued by the International Accounting Standards Board, provide a more complete understanding of factors and trends affecting our business. Further, investors regularly rely on non - GAAP financial measures to assess operating performance and such measures may highlight trends in our business that may not otherwise be apparent when relying on financial measures calculated in accordance with IFRS. We also believe that certain non - GAAP financial measures are frequently used by securities analysts, investors and other interested parties in the evaluation of public companies in our industry, many of which present these measures when reporting their results. The non - GAAP financial information is presented for informational purposes and to enhance understanding of the IFRS financial statements. The non - GAAP measures should be considered in addition to results prepared in accordance with IFRS, but not as a substitute for, or superior to, IFRS results. As other companies may determine or calculate this non - GAAP financial information differently, the usefulness of these measures for comparative purposes is limited. A reconciliation of such non - GAAP financial measures to the nearest GAAP measure is included in this presentation.

Presenters 3 Alessandro Horta Chief Executive Officer Bruno Zaremba Head of Private Equity & Investor Relations Sergio Passos Chief Operating Officer & Chief Financial Officer

Busi n ess Overview

We are a leading, full-service alternative asset manager in Brazil

We have a **proven fundraising track record** with a broad fund base

R$50 bn
AUM[1]

8
Business Segments

33.5% AUM[2] CAGR 2009 – 2020

Net proceeds from our recent IPO are being used primarily as **GP Commitments** in our private market funds

R$1.4 bn
IPO net proceeds

R$120 mm
Signed GP commitments

Vinci Partners has **~215 full time employees** in **4 offices** and a **global LP footprint**[6]



New York
Recife
Rio de Janeiro
São Paulo

Vinci Partners is a pioneer in ESG

PRI Principles for Responsible Investment signatory since 2012

Our business is **growing and profitable** with **integrated recurring revenues**

Revenues from management fees[3]
80%
YTD2020

Adjusted FRE Margin[4]
50.5%
YTD 2020

Our success has been built **on long-term relationships** with our clients

77%
Of new inflows comes from existing clients[5]

~50%
Capital committed for 5+ years[6]

Sources: Company information, Anbima
Note: [1] Data as of December 2020 and considers double counting, due to funds from one segment investing in other segments and it´s eliminated on consolidation, and excluding VIFI from Credit and Pension Products Co-managed with IP&S from Equities; [2] AUM without double counting from 2009 to 2020; [3] Considers net revenues YTD 2020; [4] Considers FRE YTD 2020; [5] Considers new inflows YTD 2020; [6] As of December 2020

5

We have scaled our platform significantly since our inception in 2009… Vinci Partners was founded in October 2009 by a group of seasoned and respected managers in the financial market Source: Company information, BCB ¹ AUM is calculated as consolidated with double counting, due to funds from one segment investing in other segments and it ȼ s eliminated on consolidation, and excluding VIFI from Credit and Pension Products Co - managed with IP&S from Equities 6 2010 A ss o c i ati o n with “Gas” (Equities) 2012 Company become a signatory to PRI. 2012 - 2013 Real Estate, Credit, and Receivables strategy 2011 Inception of Vinci Infrastructure & International strategy PE: Fundraising VCP II (R$2.2bn) 2018 Launch of Vinci Logística & Vinci Energia Sustentável Real Estate: IPO VILG Public Equities: Acquisition of Mosaico Capital Credit: FIDC Energia Sustentavel funded by BNDES 2009 Establishm e nt of Vinci Partners 2014 - 2016 Vinci begins heavily investing in governance to set a growth platform for the exit of the recessionary market 2017 Launch of VIR strategy Public Equities: Acquisition of Mosaico Capital Real Estate: IPO VISC PE: Fundraising VCP III Infra: Fundraising Vinci Infra II 2020 Private Equity: First closing of VIR IV Real Estate: IPO of VIFI Follow Ons realized for VILG, VISC and VINO Public Equities: Dissociation with “Gas Investimentos” 2019 INFRA: IPO VIGT Real Estate: IPO of VINO Follow Ons realized for VILG, VISC Credit: Fundraising of VCI II 15 17 18 20 19 21 24 35 48 50 39 61 76 88 76 95 142 121 145 137 196 208 20 0 9 20 1 0 20 1 2 20 1 3 20 1 4 20 1 5 20 1 6 20 1 7 20 1 8 20 1 9 20 2 0 AUM (R$bn) AUM DC¹ (R$bn) Brazil interest rates EoP AU M / F TE 2.0% 4 . 5% 6 . 5% 7 . 0% 13 . 8% 14 . 3% 11 . 8% 10 . 0% 7 . 3% 11 11 . 0% 20 1 1 10 . 8% 6 8 . 8% 2 221

We offer a complete portfolio of alternative investment products and solutions to both retail and institutional clients Proven ability to invest proprietary and third - party capital through different products yielding sustainable profitability across multiple verticals 7 Investor Relations, Support, Operations, and ESG Research Risk Legal & Compli an c e Investor Relations Operations ESG Public Equities Long - term positions based on fundamental analysis of Brazilian publicly - traded companies Financial Advisory High value - added financial and strategic advisory services, focusing primarily on middle market and M&A transactions Cr ed i t Tailor - made credit solutions developed to meet needs of both mature and growing businesses Infrastructure Exposure to real assets through equity and debt instruments Private Equity Strategies focused on growth equity transactions in Brazil, working towards transformational growth in collaboration with management teams and founders Investment Products & Solutions Financial products offering on open platform, providing portfolio and risk management services Real Estate Real estate investment funds that focus on returns from investments in various segments Hedge Funds Multi - strategy approach focused on Brazilian and international highly liquid financial instruments

Fina n cial Highlights

4Q'20 & FY'2020 Highlights | Assets Under Management | Fundraising | Total Net Revenues | Management fees | Performance fees | Growth and Profitability

VINCI partners

Fourth Quarter and Full Year 2020 Highlights

FINANCIAL MEASURES

- Adjusted Fee-Related Earnings ("FRE")[1] of R$ 38 million in 4Q'20, up 76% year-over-year; and R$ 151 million in FY'20, up 54% year-over-year.
- Adjusted Distributable Earnings ("DE")[2] of R$ 37 million in 4Q'20, down 12% year-over-year and R$ 127 million in FY'20, up 30% year-over-year.
- Net Performance revenues of R$ 23 million in 4Q'20 and R$ 40 million in FY'20.
- Adjusted FRE Margin[3] of 50% in the year, up eight percentage points year-over year.
- Adjusted DE Margin[4] of 38% in the year, up four percentage points year-over year.

CAPITAL METRICS

- Total assets under management ("AUM[5]") of R$ 50 billion in 2020, up 36% year-over-year.
- Fee-Earning AUM[5] ("FEAUM") of R$ 48 billion in 2020, up 37% year-over-year.
- Performance-Eligible AUM[5] of R$ 32 billion in 2020, up 52% year-over-year.
- Net inflows of R$ 7.1 billion in FY'20.
- Net Capital subscriptions of R$ 861 millions in 4Q'20 and R$ 2.1 billion in FY'20.

FINANCIAL PROFILE

- 50% of AUM[5] has formal lockups of at least 5 years toquasi-perpetual.
- 80% of total net revenues come from management fees.
- 53% of total revenues come from private market funds.

[1] Adjusted FRE is calculated as FRE, less dividends to partners related to management and advisory; [2] Adjusted DE (Post – Tax) is calculated as DE less total dividends to partners, excluding dividends related to unrealized performance; [3] Adjusted FRE Margin is calculated as Adjusted FRE over total net management and advisory fees.[4] Adjusted DE margin is calculated as Adjusted DE over the sum of management and advisory fee related revenues, realized performance revenue and realized investment income, net of revenue tax; [5] AUM is calculated as consolidated with double counting, due to funds from one segment investing in other segments and it´s eliminated on consolidation, and excluding VIFI from Credit and Pension Products Co-managed with IP&S from Equities

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4Q'20 & FY'2020 Highlights | Assets Under Management | Fundraising | Total Net Revenues | Management fees | Performance fees | Growth and Profitability

VINCI partners

AUM is growing across all strategies…

Increasing lock up periods for new AUM especially around private marketstrategies

- Total assets under management (AUM[1]) of R$ 50 billion, an increase of 36% year-over-year, driven by strong fundraising across private market funds, liquid strategies and especially investment products and solutions.
- Total Fee-Earning AUM[1] of R$ 48 billion, up 37% year-over-year.
- Long-term AUM[1] (with lockups for at least five years to quasi-perpetual capital) of R$ 25 billion, up 48% year-over-year, representing 50% of totalAUM[1].

AUM[1] EoP (R$ bn)


+36%
37
50
10
10
16
16
14
19
2019
2020
Private Markets
Liquid Strategies
IP&S

Fee-Earning AUM[1] EoP (R$ bn)


+37%
35
48
10
10
15
16
14
17
2019
2020
Private Markets
Liquid Strategies
IP&S

Long-Term AUM[1] EoP (R$ bn)


+48%
17
25
4
1
12
5
2
19
2019
2020
Perpetual or quasi-perpetual
+10 years
5-10 years

[1] AUM is calculated as consolidated with double counting, due to funds from one segment investing in other segments and it´s eliminated on consolidation, and excluding VIFI from Credit and Pension Products Co-managed with IP&S from Equities

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4Q'20 & FY'2020 Highlights | Assets Under Management | Fundraising | Total Net Revenues | Management fees | Performance fees | Growth and Profitability

VINCI partners

… and is highly diversified across revenues, strategies and clients

Our AUM base favors alpha-driven strategies, while our revenue profile is management fee-centric

50% of AUM[1] is in long term products[2]

53% of net revenues come from private market strategies[3]

AUM[1] diversified across five different distribution channels



Liquid Strategies
Private Markets
IP&S
AUM¹
2020
21%
3%
9%
5%
33%
24%
5%
Adv.
Liquid Strategies
Private Markets
IP&S
Net
Revenues
2020
30%
8%
9%
5%
18%
17%
5%
8%
AUM¹
2020
31%
28%
22%
10%
9%
Private Equity
Infrastructure
Real Estate
Credit
IP&S
Public Equities
Hedge Funds
Advisory
Local Institutional
Institutional Offshore
HNWI
Allocators & Distributors
Public market vehicles

[1] AUM is calculated as consolidated with double counting, due to funds from one segment investing in other segments and it´s eliminated on consolidation, and excluding VIFI from Credit and Pension Products Co-managed with IP&S from Equities; [2] Long term products include funds with former lockups superior to five years; [3] Private markets strategies include Private Equity, Real Estate, Credit and Infrastructure.

11

4Q'20 & FY'2020 Highlights | Assets Under Management | Fundraising | Total Net Revenues | Management fees | Performance fees | Growth and Profitability

AUM received strong boost from net flows and appreciation in 2020

AUM Rollforward – From 3Q'20 to 4Q'20 (R$bn)


48.7
0.9
-2.7
3.0
49.8
AUM¹ 3Q'20
Net Capital Subscription/ Returns
Net Flows
Appreciation/ Depreciation
AUM¹ 4Q'20

- In the 4Q'20 Vinci concluded the dissociation with GAS Investimentos, which resulted in the redemption of approximately R$ 2.8 billion in nominal management fee[2] AUM from the public equities strategy by former partners of GAS.
- AUM[1] reached R$ 49.8 billion at the end of the quarter driven by strong appreciation and R$ 0.9 billion in net capital subscriptions/returns from private market strategies.

AUM Rollforward – From 4Q'19 to 4Q'20 (R$bn)


36.6
2.1
7.1
4.0
49.8
AUM¹ 4Q'19
Net Capital Subscription/ Returns
Net Flows
Appreciation/ Depreciation
AUM¹ 4Q'20

- AUM[1] FY'20 was up 36% year-over-year primarily driven by strong net flows of R$ 7.1 billion in the year in the IP&S and public equities segments and R$ 2.1 billion of net capital subscription from our REITs and private equity funds.
- Appreciation was R$ 4.0 billion in the year, especially from IP&S, public equities and private equity funds.

[1] AUM is calculated as consolidated with double counting, due to funds from one segment investing in other segments and it´s eliminated on consolidation, and excluding VIFI from Credit and Pension Products Co-managed with IP&S from Equities; [2] AUM redeemed from the dissociation with GAS Investimentos had nominal management fees, almost equivalent to zero.

12

480 480 480 480 313 313 733 733 70 199 199 199 150 606 1 Q ' 2 0 2 Q ' 2 0 3 Q ' 2 0 4 Q ' 2 0 VI SC VI LG VI F I VI N O VIR IV Robust fundraising across private market funds and liquid strategies… ¹ Considers the accumulated capital subscriptions in each quarter of 2020 for the real estate and private equity segments; ² Considers the accumulated net flows in each quarter of 2020 for Public Equities, Hedge Funds and IP&S segments; ³As stated in Vinci Partner’s prospectus filed with the U.S. Securities and Exchange Commission (the “SEC”) in January 19, 2021. 13 Total Net R e venu e s Assets Under M a n a ge m e nt 4Q’20 & FY’2020 Highlights M a n a ge m e nt fees P e rfo r m a nce fees Growth and P ro f it a bility Fundraising Acc. Capital Subscriptions 2020¹ – Real Estate & Private Equity (R$ mm) ▪ The listed real estate funds (REITs) raised over R$ 1.5 billion in 2020, through 6 different capital raises in the Brazilian stock market. Follow - ons done in 2020 had, in average, 66% of the base offering value subscribed by original shareholders though preemptive rights. ▪ The impact fund VIR IV (private equity) raised R$ 606 million in 2020 and reached R$ 761.8 million in capital subscriptions as of January 19, 2021³. Acc. Net Flows 2020³ - Liquid Strategies & IP&S (R$ mm) ▪ Investment Products & Solutions raised over R$ 4.9 billion in 2020, focusing on new exclusive mandates from institutional clients. ▪ Public Equities had an outflow of R$ 3.5 billion in the 4Q’20, which included the R$ 2.8 billion outflow from the dissociation with GAS. For the FY’20, accumulated net flows were R$ 1.5 billion. ▪ Hedge funds had accumulated net flows of R$ 763 million in 2020, growing their AUM in 53% year - over - year. 2 . 13 5 4 . 93 1 4 . 97 0 1 . 47 1 943 1 . 38 9 4 . 16 0 4 . 95 3 93 113 723 763 3 . 17 1 6 . 43 3 9 . 85 3 7 . 18 7 1 Q ' 2 0 2 Q ' 2 0 3 Q ' 2 0 4 Q ' 2 0 Public Equities IP&S Hedge Funds 992 3 , 17 1 2 , 13 5 4 , 93 1 4, 9 70 4 , 16 0 1 , 38 9 4 , 95 3 1 , 47 1 6 , 43 3 9 , 85 3 7 , 18 7 863 1 , 41 2 2 , 16 7

4Q'20 & FY'2020 Highlights | Assets Under Management | Fundraising | Total Net Revenues | Management fees | Performance fees | Growth and Profitability

VINCI partners

… and we continue to see that trend in 2021

Strong fundraising in private market funds and investment products and solutions

AUM[1] Rollforward 4Q'20 – Feb'21 (R$ bn)


49.8
0.9
2.8
-1.4
-0.3
51.9
AUM[1] 4Q'20
Net Capital Subscription/ Returns
Inflows
Outflows
Appreciation/ Depreciation
AUM[1] Feb'21

- R$ 0.9 billion in capital subscriptions from private market funds, with long-term to quasi-perpetual formal lock ups.
- R$ 2.8 billion inflows in IP&S and Liquid Strategies, including R$ 1.4 billion net proceeds from IPO, which are allocated in a liquid funds' vehicle.
- R$ 1.4 billion outflow, of which R$ 660 million are from a sovereign wealth fund in Public Equities, which pays nominal management fees.

R$ 51.9 bn in AUM[1] - EoP February 2021


49.8
51.9
19
14
16
20
12
19
FY´20
Feb´21
IP&S
Liquid Strategies
Private Markets

[1]AUM is calculated as consolidated with double counting, due to funds from one segment investing in other segments and it´s eliminated on consolidation, and excluding VIFI from Credit and Pension Products Co-managed with IP&S from Equities;

14

4Q'20 & FY'2020 Highlights | Assets Under Management | Fundraising | Total Net Revenues | Management fees | Performance fees | Growth and Profitability

Our revenues are primarily derived from management fees

Management fee-centric revenue model, with 80% of total net revenues coming from management fees[4]

- Total net revenues of R$ 105 million in 4Q'20, up 1% year-over-year, with a substantial increase in management and advisory fees and a decrease in performance fees.
- In the FY'20 total net revenues were R$ 340 million, up 15% year-over-year, driven primarily by the 21% increase in management fees, that followed the growth in fee-earning AUM[1] in 2020.

Total Net Revenues 4Q'19 vs. 4Q'20 (R$ mmm)


Total revenues from management fees (%)
54%
73%
+1%
104
105
47
56
6
23
76
4Q'19
4Q'20
Management
Performance³
Advisory

Total Net Revenues FY'19 vs. FY'20 (R$ mm)


75%
80%
+15%
297
340
11
62
224
29
40
271
FY'19
FY'20
Management
Performance³
Advisory

[1] Average management fee rate per strategy is calculated considering gross revenues from management fees and average yearly AUM.
[2] Vinci Capital Partners' private equity fund catch up, which is a one time fee relating to multiple closings of the fund happening after the initial 2017 closing, in which investors that entered the fund in the later rounds paid a one time management fee equivalent to the amount that each limited partner would have paid if such limited partner has been invested in the fund since the initial round of funding. [3] Performance fees include realized and unrealized performance as per the income statement; [4] Management fees in FY'20 over total net revenues in FY'20.

15

4Q'20 & FY'2020 Highlights | Assets Under Management | Fundraising | Total Net Revenues | Management fees | Performance fees | Growth and Profitability

VINCI partners

Management fees continue to show growth across all strategies

Management fees have been the main contributor to revenues and are following the strong growth seen in our AUM

- Net Management fees of R$ 76 million in 4Q'20, up 35% year-over-year.
- Net Management fees of R$ 271 million in the FY'20, up 21% year-over-year.
- Growth in management fees revenues were powered by the growth in fee-paying AUM[1] across all strategies, with continued net inflows into liquid strategies, IP&S and fundraisings from private equity and real estate funds.

Net Management Fees 4Q'19 vs. 4Q'20 (R$ mm)


+35%
56
7
13
36
76
15
15
46
4Q'19
4Q'20
Private Markets
Liquid Strategies
IP&S

Net Management Fees FY'19 vs. FY'20 (R$ mm)


Avg. Mgmt. Fee Rate per strategy[1] (%)
VCP III Catchup adjustment[2] (%)
+21%
224
25
42
157
30 bp
57 bp[4]
95 bp
271
46
61
164
36 bp
53 bp[4]
98 bp
FY'19
FY'20
Private Markets
Liquid Strategies
IP&S

[1] Average management fee rate per strategy is calculated considering gross revenues from management fees and average yearly AUM; [2] Vinci Capital Partners' private equity fund catch up, which is a one time fee relating to multiple closings of the fund happening after the initial 2017 closing, in which investors that entered the fund in the later rounds paid a one time management fee equivalent to the amount that each limited partner would have paid if such limited partner has been invested in the fund since the initial round of funding. [3] Performance fees Include realized and unrealized performance as per the income statement; [4] A relevant part of the liquid strategies AUM in FY'19 and FY'20 was allocated in a sovereign wealth fund that pays nominal management fees. Avg. mgmt. fee rate for the liquid strategies not considering this AUM is 62 bps in FY'19 and 77 bps FY'20.

16

4Q'20 & FY'2020 Highlights | Assets Under Management | Fundraising | Total Net Revenues | Management fees | Performance fees | Growth and Profitability

Significant exposure to performance eligible AUM

- 4Q'20 performance revenues were R$ 23 million, down 53% year-over-year, and FY'20 performance revenues were R$ 40 million, down 36% year-over-year.
- Performance revenues in 2020 had lower contribution from liquid strategies' funds, due to higher market volatility following the COVID-19 outbreak.
- Performance fee eligible AUM[1] in 2020 was R$ 32 billion, of which 65% is in funds that charge incentive fees over a hurdle rate, typically the case for funds in our Liquid Strategies and IP&S. The balance comes from "preferred return" funds with 35% of performance eligible AUM[1], that have carried interest, which puts Vinci in a strong position for continued growth and realization of performance fees.

Performance revenues by segment (R$ mm)


47
11
8
29
23
11
6
6
4Q'19
4Q'20
Liquid Strategies
Private Markets
IP&S
62
14
15
33
40
14
15
11
FY'19
FY'20

Performance revenues by type (R$ mm)


47
9
38
23
5
18
4Q'19
4Q'20
Realized
Unrealized
62
16
46
40
10
30
FY'19
FY'20

Performance Eligible AUM[1] (R$ bn)


35%
R$ 32 bn
65%
Incentive Fees
Carried Interest

[1] AUM is calculated as consolidated with double counting, due to funds from one segment investing in other segments and it´s eliminated on consolidation, and excluding VIFI from Credit and Pension Products Co-managed with IP&S from Equities

17

4Q'20 & FY'2020 Highlights | Assets Under Management | Fundraising | Total Net Revenues | Management fees | Performance fees | Growth and Profitability

Adjusted fee-related earnings[1]

- Adjusted FRE[1] of R$ 38 million in 4Q'20, up 76% year-over-year.
- Adjusted FRE[1] of R$ 151 million in the FY'20, up 54% year-over-year.
- 4Q'20 Adjusted FRE Margin[2] was 46%, an increase of 8 percentage points year-over-year, and reached 50% in the FY'20, up 8 percentage points year-over-year.

Adjusted FRE[1] (R$ mm)


% Adjusted FRE margin²
38%
46%
+76%
21
38
4Q'19
4Q'20

Adjusted FRE[1] (R$ mm)


% Adjusted FRE margin²
42%
50%
+54%
98
151
FY'19
FY'20

[1]Adjusted FRE is calculated as FRE, less dividends to partners related to management and advisory; [2]Adjusted FRE Margin is calculated as Adjusted FRE over total net management and advisory fees.

18

4Q'20 & FY'2020 Highlights | Assets Under Management | Fundraising | Total Net Revenues | Management fees | Performance fees | Growth and Profitability

Adjusted performance-related earnings[1]

- Adjusted PRE[1] of R$ 15 million n 4Q'20, down 55% year-over-year.
- Adjusted PRE[1] of R$ 27 million in the FY'20, down 39% year-over-year.
- Adjusted PRE[1] followed the decrease in performance revenues in the full year 2020, which underwent impacts from this year's market volatility.

Adjusted PRE[1] (R$ mm)


% PRE margin²
71%
67%
-55%
34
15
4Q'19
4Q'20

Adjusted PRE[1] (R$ mm)


% PRE margin²
70%
67%
-39%
43
27
FY'19
FY'20

[1]Adjusted PRE is calculated as PRE, less dividends to partners related to performance revenues; [2] Adjusted PRE Margin is calculated as Adjusted PRE over performance related revenues, including realized and unrealized performance as per the income statement.

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4Q'20 & FY'2020 Highlights | Assets Under Management | Fundraising | Total Net Revenues | Management fees | Performance fees | Growth and Profitability

Adjusted Distributable Earnings[1] continue to grow as the business scales

VINCI partners

- Adjusted DE[1] of R$ 37 million in 4Q'20, down 12% year-over-year, due to lower contribution from adjusted performance related revenues in the quarter.
- Adjusted DE[1] of R$ 127 million in the FY'20, up 30% year-over-year, driven by growth in Adjusted FRE in 2020.
- FY'20 Adjusted DE Margin[2] was 38%, a four-percentage point increase year-over-year. Adjusted DE Margins[2] are expanding due to the platform's operating leverage resulting in higher profitability.

Adjusted DE[1] (Post-Tax) (R$ mm)


% DE margin²
41%
37%
-12%
42
37
4Q'19
4Q'20

Adjusted DE[1] (Post-Tax) (R$ mm)


% DE margin²
34%
38%
+30%
98
127
FY'19
FY'20

[1]Adjusted DE (Post – Tax) is calculated as DE less total dividends to partners, excluding dividends related to unrealized performance; [2] Adjusted DE margin is calculated as Adjusted DE over the sum of management and advisory revenues, realized performance revenues and realized investment income, net of revenue tax.

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Recent Up d ates

GP Commitments and Dividend Policy 22 GP Commitment ▪ We are using the IPO proceeds primarily to seed new private market funds to be launched in the next 2 years. We target a 4 - 5% GP commitment per fund. ▪ Deployment will take place in accordance with each private market fund’s capital subscription schedule. ▪ We have already signed commitments for R$ 120 million in private market funds ▪ R$ 70 mm for VFDL (Vinci Fulwood Industrial Development – Real Estate) and; ▪ R$ 50 mm for VIAS (Vinci Water & Sewage - Infrastructure) ▪ We expect to be fully committed until the end of 2022. Liquid funds vehicle - Fee Structure and Return Profile which will al s o ▪ Net proceeds of R$ 1.36 billion. ▪ Proceeds are allocated in liquid funds from Vinci’s platform, leverage fundraising in the liquid strategies. ▪ Avg. Mgmt. fee rate 1.5%; no performance fee. ▪ Expected investment return from liquid funds allocation: ▪ CDI +2.5% with 3.0% annual volatility ▪ Allocation presented 1 negative quarter of (1.6%) once in ever 11 quarters. ¹ We do not have a legal obligation to pay a semi - annual dividend or dividends at any specified rate or at all. Any declaration of dividends will be at the discretion of our board of directors and will depend on our financial condition, earnings, cash needs, regulatory constraints, capital requirements (including requirements of our subsidiaries and the ability of our subsidiaries to pay dividends to us) and any other factors that our board of directors deems relevant in making such a determination. Therefore, there can be no assurance that we will pay any dividends to holders of our common shares, or as to the amount of any such dividends. VFDL R$ 70 mm Vinci Fulwood Real Estate VIAS R$ 50 mm Vinci Water & Sewage Infrastructure Dividend Policy¹ ▪ We intend to pay semi - annual cash dividends on our common shares initially at an amount equal to at least 75 % of our Distributable Earnings, or 100 % of Net Earnings the lower of the two . ▪ We can buy back shares to reach the 75 % of Distributable Earnings distribution if 100 % of Net Earnings are not enough to support a full cash distribution .

Segment Highlights

Private Market Strategies | Liquid Strategies | Investment Product & Solutions | Financial Advisory

VINCI partners

Private Market Strategies

- **Private Equity:** Total AUM[1] of R$ 11 billion in 2020, up 18% year-over-year, driven by successful 4Q'20 first close for impact fund VIR IV. VCP III, the third vintage of Vinci's flagship Private Equity fund, closed in the 4Q'20 the acquisition of a minority stake in Agibank, a digital financial services company. With this, VCP III reached 47% of total capital committed across 4 different investments as of December 2020.
- **Real Estate**: Total AUM[1] of R$ 4.5 billion in 2020, up 34% year-over-year, through 6 different successful capital raises in the listed REITs in 2020. The team closed a follow-on for the industrial listed REIT VILG of R$ 480 million in February 2021. In addition, a new vertical was successfully launched with VFDL, our Private Equity Real Estate fund having closed on R$ 381 million in March 2021. We expect to raise up to R$800mm of capital to be invested in the first vintage of VFDL.
- **Infrastructure:** Total AUM[1] of R$ 2 billion in 2020, up 2% year-over-year. In the 4Q'20 the listed vehicle VIGT started a follow-on capital raise for R$ 404 million, which closed in early January 2021. The team also completed the first capital raise for a new Private Equity style strategy in the water & sewage segment (VIAS) totaling R$ 256 million in the first quarter 2021. For this new vertical we expect to raise up to R$1 billion of total commitments.
- **Credit:** Total AUM[1] of R$ 2 billion, up 8% year-over-year, driven by the first close of our fifth long-term fund (10 years) in our Credit segment Vinci Crédito Multiestratégia ("VCM"), during the 4Q'20.

Financial Summary (R$ millions, unless mentioned)	4Q'19	4Q'20	FY'19	FY'20
Total gross revenue from services rendered	46	55	181	189
Total net revenue from services rendered	45	52	174	179
Net revenue from management fees	36	46	157	164
Net revenue from performance fees	8	6	15	15
Realized performance fees	*0*	*1*	*1*	*3*
Unrealized performance fees	*7*	*5*	*14*	*12*
Net revenue from advisory	1	0	2	1
Personnel expenses	(2)	(2)	(6)	(7)
Other genereal and administrative expenses	(2)	(4)	(3)	(8)
Operating profit before bonus	40	46	158	164

Key Metrics (R$ billions, unless mentioned)	FY'19	FY'20
Assets Under Management (AUM)	16	19
Private Equity	9	11
Real Estate	3	4
Infrastructure	2	2
Credit	2	2
Fee-Earning Assets Under Management (FEAUM)	15	17
Private Equity	8	9
Real Estate	3	4
Infrastructure	1	1
Credit	2	2
Average Management Fee Rate[2,3] (bps)	95	98
FTE (# at end of period)	37	47

[1] AUM is calculated as consolidated with double counting, due to funds from one segment investing in other segments and it´s eliminated on consolidation, and excluding VIFI from Credit and Pension Products Co-managed with IP&S from Equities; [2] Average management fee rate per strategy is calculated considering gross revenues from management fees and average yearly AUM. [3] The average mgmt. fee rate in FY'19 is adjusted by Vinci Capital Partners' private equity fund catch up, which is a one time fee relating to multiple closings of the fund happening after the initial 2017 closing, in which investors that entered the fund in the later rounds paid a one time management fee equivalent to the amount that each limited partner would have paid if such limited partner has been invested in the fund since the initial round of funding

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Private Market Strategies | Liquid Strategies | Investment Product & Solutions | Financial Advisory

VINCI partners

Liquid Strategies

- **Public Equities:** Total AUM[1] of R$ 12 billion in 2020, up 36% year-over-year, even with outflows from the dissociation with GAS Investimentos in the 4Q'20. The termination of the revenue-sharing agreement with GAS, which had been signed in 2010, will generate a positive impact on revenues from services rendered starting January 2021. In December 2020 former partners of GAS Investimentos redeemed approximately R$ 2.8 billion of AUM from the strategy, which generated nominal management and performance fees in comparison to the remaining balance of public equities AUM, opening capacity for higher average fees within our liquid strategies in 2021.
- **Hedge Funds:** Total AUM[1] of R$ 3 billion in 2020, up 53% year-over-year, driven by strong inflows of R$ 763 million in FY'20. The hedge funds' flagship total return strategy, Atlas, has been consistently beating its benchmark, with a total 135% of CDI total return since inception until the end of the year. The Atlas strategy currently is managed by eight different portfolio managers, that follow each a specified and different strategy within the hedge fund space.

Financial Summary (R$ millions, unless mentioned)	4Q'19	4Q'20	FY'19	FY'20
Total gross revenue from services rendered	44	23	79	77
Total net revenue from services rendered	42	21	75	73
Net revenue from management fees	13	15	42	61
Net revenue from performance fees	29	6	33	11
Realized performance fees	27	6	31	13
Unrealized performance fees	2	0	2	(2)
Net revenue from advisory	0	0	0	0
Personnel expenses	(1)	(1)	(3)	(3)
Other genereal and administrative expenses	(1)	(1)	(4)	(4)
Operating profit before bonus	40	19	68	66

Key Metrics (R$ billions, unless mentioned)	FY'19	FY'20
Assets Under Management[1] (AUM)	10	14
Public Equities	9	12
Hedge Funds	2	3
Fee-Earning Assets Under Management (FEAUM)	10	14
Public Equities	9	12
Hedge Funds	2	2
Average Management Fee Rate[2,3] (bps)	57	53
FTE (# at end of period)	18	19

[1]AUM is calculated as consolidated with double counting, due to funds from one segment investing in other segments and it´s eliminated on consolidation, and excluding VIFI from Credit and Pension Products Co-managed with IP&S from Equities; ; [2] Average management fee rate per strategy is calculated considering gross revenues from management fees and average yearly AUM; [3] A relevant part of the liquid strategies AUM in FY'19 and FY'20 was allocated in a sovereign wealth fund that pays nominal fees close to zero. Avg. mgmt. fee rate for the liquid strategies not considering this AUM is 62 bps in FY'19 and 77 bps FY'20.

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Private Market Strategies | Liquid Strategies | Investment Product & Solutions | Financial Advisory

Investment Products & Solutions

- **Total AUM**[1] of R$ 16 billion in 2020, up 61% year-over-year.
- **Net inflows** of R$ 793 million in 4Q'20 and of R$ 4.9 billion in FY'20.
- IP&S significant AUM increase was driven by the growth in interest for new exclusive mandates by local institutional clients, such as local endowments and pension funds, that trust upon Vinci's allocation services the entirety or portion of their portfolio, in the search for yield opportunities. As an example, we won 6 separate account mandates in 2020 for a total of R$ 1.9 billion of additional AUM for Vinci.
- Another pocket of growth seen in the year was the increasing demand by local clients with exclusive mandates for offshore allocation services, seeking diversification of risk by looking for worldwide opportunities, which are managed by our New York office. Our international IP&S business grew to R$ 1.9 billion AUM[1] at YE2020, representing 149% growth against 2019.

Financial Summary (R$ millions, unless mentioned)	4Q'19	4Q'20	FY'19	FY'20
Total gross revenue from services rendered	19	27	43	63
Total net revenue from services rendered	18	25	41	60
Net revenue from management fees	7	15	25	46
Net revenue from performance fees	11	11	14	14
Realized performance fees	*11*	*11*	*14*	*14*
Unrealized performance fees	*0*	*0*	*0*	*(0)*
Net revenue from advisory	0	0	2	0
Personnel expenses	(1)	(1)	(3)	(3)
Other genereal and administrative expenses	(1)	(0)	(3)	(1)
Operating profit before bonus	16	24	36	55

Key Metrics (R$ billions, unless mentioned)	FY'19	FY'20
Assets Under Management[1] (AUM)	10	16
Fee-Earning Assets Under Management (FEAUM)	10	16
Average Management Fee Rate[2] (bps)	30	36
FTE (# at end of period)	8	12

[1] AUM is calculated as consolidated with double counting, due to funds from one segment investing in other segments and it´s eliminated on consolidation, and excluding VIFI from Credit and Pension Products Co-managed with IP&S from Equities; [2] Average management fee rate per strategy is calculated considering gross revenues from management fees and average yearly AUM

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Private Market Strategies | Liquid Strategies | Investment Product & Solutions | **Financial Advisory**

VINCI partners

Financial Advisory Services

- Total net revenues from services rendered of R$ 6 million in the 4Q'20, and of R$ 28 million in FY'20, representing an increase of 285% in relation to the annual net revenue of the previous year.
- In February 2021, the team acted as exclusive financial advisor to Espaçolaser and its shareholders in the initial public offering (IPO) in B3. The Company was the first beauty services company to public list its shares in the Brazilian stock exchange. Vinci has been acting as financial advisor to the Company and its shareholders since 2015, including in the Company's previous private placement and also in strategic acquisitions (whose amount involved totaled R$ 942 mm).

Financial Summary (R$ millions, unless mentioned)	4Q'19	4Q'20	FY'19	FY'20
Total gross revenue from services rendered	**(0)**	**7**	**8**	**30**
Total net revenue from services rendered	**(0)**	**6**	**7**	**28**
Net revenue from management fees	0	0	0	0
Net revenue from performance fees	0	0	0	0
Realized performance fees	*0*	*0*	*0*	*0*
Unrealized performance fees	*0*	*0*	*0*	*0*
Net revenue from advisory	(0)	6	7	28
Personnel expenses	(1)	(0)	(1)	(1)
Other genereal and administrative expenses	(0)	(1)	(0)	(1)
Operating profit before bonus	**(1)**	**5**	**6**	**26**

Source: Company information

1st Place
Bloomberg Ranking 2020
Independent Financial Advisor
(number of announced transactions)

1st Place
M&A Atlas Awards
Independent investment banking of the year 2020
(Middle market, Brazil)

1st Place
Leaders League Ranking
(ranking of 2021)

1st Place
M&A Atlas Awards
Deal of the year
(Capitalization of Matera)

27

Appe n dix

Financials - IFRS Income Statement

(R$ millions, unless mentioned)	4Q'19	4Q'20	FY'19	FY'20
Total gross revenue from services rendered	**109**	**111**	**311**	**359**
Total net revenue from services rendered	**104**	**105**	**297**	**340**
Net revenue from management fees	56	76	224	271
Net revenue from performance fees	47	23	62	40
Realized performance fees	*38*	*18*	*46*	*30*
Unrealized performance fees	*9*	*5*	*16*	*10*
Net revenue from advisory	0	6	11	29
Personnel expenses and profit sharing	(20)	(24)	(63)	(74)
Other genereal and administrative expenses	(14)	(16)	(51)	(50)
Operating profit	**70**	**65**	**183**	**216**
Investment income	4	4	20	9
Realized gain from investment income	*7*	*1*	*9*	*3*
Unrealized gain from investment income	*(3)*	*3*	*11*	*6*
Other financial income	0	0	1	1
Financial expenses	(3)	(3)	(12)	(13)
Profit before income taxes	**71**	**65**	**192**	**213**
Income taxes	(11)	(13)	(36)	(43)
Profit for the year	**60**	**52**	**156**	**169**
Net profit margin (%)	*57.5%*	*50.0%*	*52.5%*	*49.8%*
Adjusted Profit for the year (1)	**45**	**40**	**114**	**132**
Adjusted Profit Margin (%)	*43.1%*	*38.5%*	*38.3%*	*38.7%*
Adjusted Profit for the year Per Share of Class A Common Stock - R$/share (2)	**0.79**	**0.71**	**2.00**	**2.31**

Source: Company information
Note: [1] Adjusted Profit for the year and Adjusted Profit Margin are non-GAAP financial measures that we present for the convenience of investors. See "—Non-GAAP Financial Measures" for a reconciliation of these measures to their nearest GAAP measure; [2] Considers the 56,913,588 outstanding shares post-IPO

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Financials – Segment Earnings

(R$ millions, unless mentioned)	4Q'19	4Q'20	FY'19	FY'20
Net revenue from management and advisory fees	**57**	**82**	**235**	**300**
Personnel expenses and profit sharing	(18)	(20)	(59)	(68)
Other general and administrative expenses	(14)	(16)	(51)	(50)
Fee-Related Earnings (FRE)	**25**	**46**	**125**	**182**
Adjusted Fee-Related Earnings (FRE) [1]	**21**	**38**	**98**	**151**
Margin (%)	*37.7%*	*45.9%*	*41.8%*	*50.5%*
Realized performance fees	38	18	46	30
Unrealized performance fees	9	5	16	10
Unrealized performance compensation	(1)	(1)	(1)	(1)
Realized performance compensation	(2)	(3)	(2)	(5)
Performance-Related Earnings (PRE)	**45**	**19**	**59**	**34**
Adjusted Performance-Related Earnings (PRE) [2]	**34**	**15**	**43**	**27**
Margin (%)	*70.7%*	*66.5%*	*69.9%*	*66.8%*
FRE	**25**	**46**	**125**	**182**
(+) Depreciation and Amortization[3]	-	1	-	5
Cash PRE[4]	**37**	**14**	**44**	**25**
Cash Taxes[5]	**(11)**	**(11)**	**(28)**	**(39)**
Financial Results	**3**	**(3)**	**(6)**	**(10)**
Realized investment income	7	1	9	3
Taxes and relatables payable[6]	(0)	(0)	(3)	(1)
Finance costs	(3)	(3)	(12)	(12)
Distributable Earnings (DE)	**54**	**48**	**135**	**162**
Adjusted Distributable Earnings (DE) [7]	**42**	**37**	**98**	**127**
Margin (%)	*41.1%*	*36.8%*	*33.7%*	*38.2%*
Adjusted FRE Per Share of Class A Common Stock [8] - R$/share	**0.37**	**0.66**	**1.72**	**2.66**
Adjusted PRE Per Share of Class A Common Stock [8] - R$/share	**0.59**	**0.26**	**0.76**	**0.47**
Adjusted DE Per Share of Class A Common Stock [8] - R$/share	**0.74**	**0.65**	**1.72**	**2.23**

Source: Company information Note: [1] Adjusted FRE is calculated as FRE, less dividends to partners related to management and advisory; [2] Adjusted PRE is calculated as PRE, less dividends to partners related to performance; [3]Depreciation and amortization is a non-cash expense that is being added back for our calculation of Distributable Earnings for the year ended December 31, 2020 and future periods. Our Distributable Earnings for the fourth quarter 2020 and year ended December 31, 2020 would have been R$ 46 million and R$ 157 million, respectively, if we did not add back depreciation and amortization for our calculation of Distributable Earnings.[4] Cash PRE is calculates as PRE less income taxes from unrealized performance fees; [5] Cash Taxes is calculated as taxes paid less taxes on investment income and related to unrealized performance fees; [6] Taxes and relatables payable include taxes paid on investment income plus taxes paid on unrealized income; [7]Adjusted DE is calculated as DE less total dividends to partners, excluding dividends related to unrealized performance. Adjusted DE margins calculated as Adjusted DE / (Fee Related Revenues + Realized Performance Revenue + Realized Investment Income), net of revenue tax; [8] Considers the 56,913,588 outstanding shares post-IPO

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Financials - Non - GAAP Reconciliation 31 Source: Company information; (1) Depreciation and amortization is a non - cash expense that is being added back for our calculation of Distributable Earnings for the year ended December 31, 2020 and future periods. Our Distributable Earnings for the fourth quarter 2020 and year ended December 31, 2020 would have been R$ 46 million and R$ 157 million, respectively, if we did not add back depreciation and amortization for our calculation of Distributable Earnings. (R$ millions, unless mentioned) 4 Q '19 4 Q '20 FY' 1 9 FY' 2 0 Operating profit 70 6 5 183 216 ( - ) Net revenue from realized performance fees (38) (18) (46) (30) ( - ) Net revenue from unrealized performance fees (9) (5) (16) (10) (+) Compensation allocated in relation to performance fees 2 4 3 6 FRE 25 4 6 12 4 182 ( - ) Dividends to Partners, excluding performance fee - related dividends (3) (8) (26) (30) Adjusted FRE 21 3 8 9 8 151 Operating profit 70 6 5 18 3 216 ( - ) Net revenue from management fees (56) (76) (224) (271) ( - ) Net revenue from advisory (0) (6) (11) (29) (+) Personnel expenses and proft sharing 20 2 4 6 3 74 (+) Other general and administrative expenses 14 16 5 1 50 ( - ) Compensation allocated in relation to performance fees (2) (4) (3) (6) PRE 45 1 9 5 9 34 ( - ) Dividends to Partners related to performance fees (12) (4) (16) (7) Adjusted PRE 34 1 5 4 3 27 Profit for the year 60 5 2 15 6 169 ( - ) Net revenue from unrealized performance fees (9) (5) (16) (10) (+) Income tax from unrealized performance fees 1 1 2 1 (+) Compensation allocated in relation to unrealized performance fees 1 1 1 1 ( - ) Unrealized gain from investment income 3 (3) (11) (6) (+) Depreciation and amortization (1) - 1 - 5 (+) Income taxes on unrealized gain from investment income (1) 1 4 2 Distributable Earnings 54 4 8 13 5 162 ( - ) Dividends to Partners, excluding unrealized performance fee - related dividends (13) (11) (38) (35) Adjusted Distributable Earnings 42 3 7 98 127 Profit for the year 60 5 2 15 6 169 ( - ) Dividends to Partners (15) (12) (42) (38) Adjusted Profit for the year 45 4 0 11 4 132 Total net revenue from services rendered 104 10 5 29 7 340 ( - ) Net revenue from realized performance fees (38) (18) (46) (30) ( - ) Net revenue from unrealized performance fees (9) (5) (16) (10) Net Revenue from Management Fees and Advisory 57 8 2 23 5 300

Balance Sheet Results Source: Company Information 32 Assets 12/31/2020 12/31/2019 Liabilities and equity 12/31/2020 12/31/2019 Current assets Current liabilities Cash and cash equivalents 83 . 44 9 3 . 89 6 Trade payables 1 . 03 9 326 Cash and bank deposits 13 . 09 6 3 . 56 4 Leases 19 . 82 8 17 . 73 8 Financial instruments at fair value through profit or loss 70 . 35 3 332 Accounts payable 125 . 79 5 37 . 66 9 Financial instruments at fair value through profit or loss 8 . 25 3 85 . 94 4 Labor and social security obligations 40 . 72 4 30 . 94 8 Trade receivables 47 . 97 8 58 . 80 8 Taxes and contributions payable 22 . 87 8 16 . 29 7 Sub - leases receivable 2 . 96 3 2 . 88 3 Total current liabilities 210 . 26 4 102 . 97 8 Taxes recoverable 1 . 15 3 789 Other assets 12 . 38 3 5 . 04 4 Non - current liabilities Total current assets 156 . 17 9 157 . 36 4 Accounts payable 33 33 Leases 86 . 37 1 85 . 15 3 Non - current assets Deferred taxes 12 . 62 0 8 . 88 3 Financial instruments at fair value through profit or loss 31 . 59 6 24 . 16 4 99 . 02 4 94 . 06 9 Trade receivables 27 . 54 5 15 . 96 1 Sub - leases receivable - 2 . 71 7 Equity Taxes recoverable 134 513 Quota capital 8 . 73 0 8 . 59 5 Deferred taxes 4 . 56 8 2 . 20 7 Retained earnings - 91 . 43 0 Other assets 1 . 54 0 1 . 33 0 Other reserves 10 . 49 1 8 . 11 9 65 . 38 3 46 . 89 2 19 . 22 1 108 . 14 4 Property and equipment 15 . 04 3 16 . 41 2 Non - controlling interests in the equity of subsidiaries 15 6 . 58 1 Right of use - Leases 90 . 47 8 88 . 38 4 Intangible assets 1 . 44 1 2 . 72 0 Total equity 19 . 23 6 114 . 72 5 172 . 34 5 154 . 40 8 TOTAL 328 . 52 4 311 . 77 2 Total liabilities and equity 328 . 52 4 311 . 77 2

AUM and Fee - Earning AUM Rollforward Assets Under Management (AUM¹) – R$ million P r ivate E quity Public E quiti e s IP&S Infrastructure Real E s ta te C r ed i t Hedge F unds T o tal Beggining balance 10.591 12.759 14.892 1.579 4.274 2 . 20 5 2.379 48 . 67 9 (+/ - ) Capital Subscription / (capital return) 608 – – (10) 120 14 3 – 861 (+/ - ) Net Inflow / (outflow) – (3,499) 793 – - (63) 40 ( 2 , 729 ) (+/ - ) Appreciation / (depreciation) (450) 2,520 745 (37) 76 78 100 3 , 03 2 Ending Balance 10,749 11,779 16,430 1,533 4,470 2 , 36 3 2,519 49 , 84 3 Fee - Earning Assets Under Management (AUM¹) – R$ million For the Three Months Ended December 31, 2020 P r ivate E quity Public E quiti e s IP&S Infrastructure Real E s ta te Cr edit Hedge F unds Total Beggining balance 9.099 8.630 10.215 1.503 3.347 2 . 19 3 1.641 36.627 (+/ - ) Capital Subscription / (capital return) 571 - 6 (53) 1,502 99 - 2,125 (+/ - ) Net Inflow / (outflow) - 1,471 4,918 - - (102) 763 7,050 (+/ - ) Appreciation / (depreciation) 1,078 1,679 1,218 83 (379) 173 115 4,040 Ending Balance 10,749 11,779 16,430 1,533 4,470 2 , 36 3 2,519 49,843 For the Twelve Months Ended December 31, 2020 P r ivate E quity Public E quiti e s IP&S Infrastructure Real E s ta te Credit Hedge F unds Total Beggining balance 8 . 56 8 12.686 14.426 1.495 4.274 2.205 2.318 45.972 (+/ - ) Capital Subscription / (capital return) 60 8 – – (10) 120 143 – 861 (+/ - ) Net Inflow / (outflow) – (3,498) 1,104² – - (63) 40 (2,418) (+/ - ) Appreciation / (depreciation) (255) 2,512 738 (36) 76 78 100 3,213 Ending Balance 8 , 92 1 11,700 16,267 1,449 4,470 2,363 2,458 47,628 For the Three Months Ended December 31, 2020 P r ivate E quity Public E quiti e s IP&S Infrastructure Real E s ta te Cr edit Hedge F unds Total Beggining balance 7.527 8.531 10.072 1.446 3.347 2 . 19 3 1.584 34.699 (+/ - ) Capital Subscription / (capital return) 571 - 6 (53) 1,502 99 - 2,125 (+/ - ) Net Inflow / (outflow) - 1,508 4,916 - - (102) 760 7,082 (+/ - ) Appreciation / (depreciation) 823 1,661 1,274 56 (379) 173 114 3,722 Ending Balance 8,921 11,700 16,267 1,449 4,470 2 , 36 3 2,458 47,628 For the Twelve Months Ended December 31, 2020 ¹AUM is calculated as consolidated with double counting, due to funds from one segment investing in other segments and it ȼ s eliminated on consolidation and excluding VIFI from Credit and Pension Products Co - managed with IP&S from Equities; ² Considers a fund in IP&S that was not considered as Fee - Earning AUM in September 2020 and was included in Fee - Earning AUM starting in the 4Q’20. 33

We have strong investment performance track record

Strategies have been outperforming their corresponding benchmarks consistently



Gross IRR since inception
Fund return since inception
Fund return since IPO
Selected benchmark return in the same period
Liquid strategies
Public Equities
1162%
296%
523%
89%
Gas Dividendos
IBOV
Vinci Mosaico
IBOV
Hedge Funds
140%
132%
46%
34%
Multi estratégia
CDI
Atlas
CDI
Investment Products & Solutions
205%
104%
129%
102%
75%
43%
Selection Equities
IBOV
Valorem
CDI
Equilibrio
CDI
Private Market Strategies
Private Equity¹
62%
8%
33%
28%
VCP
IBOV
VIR Nordeste
IBOV
Infrastructure
89%
17%
FIP Transmissão
IBOV
Credit
82%
70%
128%
81%
CDI
CDI
Real Estate
48%
29%
47%
15%
VISC
IFIX
VILG
IFIX

Our strategies have consistently outperformed their corresponding benchmarks

Sources: Company information, Anbima
[1]Gross IRRs from Private Equity funds are since inception and reported on a one-quarter lag (through September 30, 2020).

34